October 23, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Courtney Lindsay
Joe McCann
David Burton
Jeanne Baker

Re:	Biodesix, Inc.
Registration Statement on Form S-1
File No. 333-249260
Acceleration Request
Requested Date: October 27, 2020
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biodesix, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-249260 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on October 27, 2020, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

/s/ Scott Hutton
Scott Hutton
President and Chief Executive Officer
Biodesix, Inc.

cc:	Robin Harper Cowie, Biodesix, Inc.
David Poticha, Biodesix, Inc.
Frank F. Rahmani, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP